September 11, 2024

Bryan Hall
Executive Vice President
Sunrise Communications AG
Thurgauerstrasse 101b
8152 Glattpark (Opfikon)
Switzerland

       Re: Sunrise Communications AG
           Amendment No. 1 to Registration Statement on Form F-4
           Filed August 30, 2024
           File No. 333-281772
Dear Bryan Hall:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Form F-4
Material U.S. Federal Income Tax Consequences of the Spin-Off, page 79

1. You indicate that it is a non-waivable condition to the completion of the spin-off that
       Liberty Global receive the A&O Shearman Tax Opinion to the effect that the spin-off should qualify for nonrecognition of gain or loss under Section 355 and related provisions of the Code. Please disclose why counsel cannot provide, or is not being asked to provide, a "will" opinion. Revise throughout the document where you discuss the material
       U.S. tax consequences of the spin-off to indicate that the closing opinion regarding the non-taxable nature of the spin-off will be subject to uncertainty and discuss the degree of uncertainty. For guidance, refer to Section III.C.4 of CF Staff Legal Bulletin No. 19.
 September 11, 2024
Page 2

        Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs at 202-551-3350 or Jan Woo at 202-551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Harald Halbhuber, Esq.